

Mail Stop 3561

April 26, 2010

Bradley Miller, President
Eastern World Solutions, Inc.
c/o The Law Office of Conrad C. Lysiak, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201

> **Re:** **Eastern World Solutions, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 6, 2010**
> **File No. 333-164490**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Use of Proceeds, page 13</u>

1. It is unclear why your working capital requirements would be less in the event you raise $100,000 versus $75K or $150K. Please clarify in the narrative or revise your estimates.

<u>Dilution, page 14</u>

2. Please revise your stock sales assumptions to be consistent with assumptions disclosed within the use of proceeds section. Alternatively you can revise the use of proceeds assumptions as long as they are consistent with each other on a shares sold basis.

<u>Background of our sole officer and director, page 28</u>

3. We note your response to comment 8 in our letter dated March 25, 2010. Please revise the last paragraph in this section to include all the legal actions set forth in the amendments to Item 401 of Regulation S-K. Refer to SEC Release No. 33-9089.

Note 5 – Income Tax, page F-7

4. Please provide the deferred tax asset and liability disclosure and rate reconciliation required by FASB ASC 740-10-50.

Note 7 – Subsequent Event, page F-8

5. We note your response to comment 10 in our letter dated March 25, 2010, however, we note the amount you disclose in footnote seven for rent, $230, is different than the $200 you disclose on page 27. Please explain or revise.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Stringer, Accountant, at (202) 551-3272 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Conrad C. Lysiak, Esq.
        The Law Offices of Conrad C. Lysiak, P.S.
        601 West First Avenue, Suite 903
        Spokane, WA 99201